Exhibit 99.1

Sprott Physical Platinum and Palladium Trust

Report to Unitholders

MARCH 31,
2015

Sprott
PHYSICAL PLATINUM
AND PALLADIUM
Trust

Table of Contents

Management Report of Fund Performance	3

Unaudited Interim Financial Statements	7

The management report of fund performance is an analysis and explanation that is designed to complement and supplement an investment fund’s financial statements. This report contains financial highlights but does not contain the complete interim financial statements of the investment fund. A copy of the interim financial statements has been included separately within the Report to Unitholders. You can also get a copy of the interim financial statements at your request, and at no cost, by calling 1-866-299-9906, by visiting our website at www.sprottphysicalbullion.com or SEDAR at www.sedar.com or by writing to us at: Sprott Asset Management LP, Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2700, P.O. Box 27, Toronto, Ontario M5J 2J1.

Management Report of Fund Performance (in U.S. dollars)

Investment Objective and Strategies

Sprott Physical Platinum and Palladium Trust (the “Trust”) is a closed end mutual fund trust organized under the laws of the Province of Ontario, Canada, created to invest and hold substantially all of its assets in physical platinum and palladium bullion. The Trust seeks to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding physical platinum and palladium bullion without the inconvenience that is typical of a direct investment in physical bullion. The Trust intends to achieve its objective by investing primarily in long-term holdings of unencumbered, fully allocated, physical platinum and palladium bullion and does not speculate with regard to short-term changes in platinum and palladium prices.

The units of the Trust are listed on the New York Stock Exchange (“NYSE”) Arca and the Toronto Stock Exchange (“TSX”) under the symbols “SPPP” and “PPT.U”, respectively.

Risks

The risks of investing in the Trust are detailed in the Trust’s annual information form dated March 30, 2015. There have been no material changes to the Trust since inception that have affected the overall level of risk. The principal risks associated with investing in the Trust are the price of platinum and palladium, the net asset value and/or the market price of the units, the purchase, transport, insurance and storage of physical platinum and palladium bullion, liabilities of the Trust, and redemptions of units.

Results of Operations

For the period from January 1, 2015 to March 31, 2015, the total change in unrealized losses on physical platinum bullion amounted to $1.3 million and total change in unrealized losses on physical palladium bullion amounted to $10.4 million compared with the total change in unrealized gains on physical platinum bullion of $5.3 million and total change in unrealized gains on physical palladium bullion of $9.8 million for the same period in 2014.

During the period from January 1, 2015 to March 31, 2015, the Trust did not issue any units. During that period, 2,366,223 units were redeemed for physical bullion.

The value of the net assets of the Trust as of March 31, 2015 was $175.9 million or $8.21 per unit compared to $210.0 million or $8.83 as at December 31, 2014. The Trust held 62,106 ounces of physical platinum bullion and 141,819 ounces of physical palladium bullion as at March 31, 2015, compared to 69,378 ounces of physical platinum bullion and 158,437 ounces of physical palladium bullion as of December 31, 2014. As at March 31, 2015, the spot price of physical platinum bullion was $1,142.50 an ounce and the spot price of physical palladium bullion was $736.15 an ounce, compared to a spot price for platinum bullion of $1,208.00 an ounce and a spot price for palladium bullion of $797.75 an ounce as at December 31, 2014. The Trust returned –7.0% compared to the returns on spot platinum and palladium bullion of –5.4% and –7.7%, respectively for the period from January 1, 2015 to March 31, 2015.

The Trust’s net asset value per unit on March 31, 2015 was $8.21. The units closed at $8.05 on the NYSE Arca and $8.01 on the TSX on March 31, 2015 compared to closing prices of $8.65 on the NYSE Arca and $8.68 on the TSX on December 31, 2014. The units are denominated in U.S. dollars on both exchanges. During the period from January 1, 2015 to March 31, 2015, the Trust’s units traded on the NYSE Arca at an average discount to net asset value of approximately 1.6%.

OPERATING EXPENSES

The Trust pays its own operating expenses, which include, but are not limited to, audit, legal, trustee fees, unitholder reporting expenses, general and administrative fees, filing and listing fees payable to applicable securities regulatory authorities and stock exchanges, storage fees for the physical bullion, costs incurred in connection with the Trust’s continuous disclosure public filing requirements and investor relations and any expenses associated with the Independent Review Committee of the Trust. Operating expenses for the period from January 1, 2015 to March 31, 2015 amounted to $193,323 (not including applicable Canadian taxes) compared to $213,329 for the same period in 2014. Operating expenses for the period from January 1, 2015 to March 31, 2015 amounted to 0.41% of the average net assets during that period on an annualized basis, compared to 0.36% for the same period in 2014.

Related Party Transactions

MANAGEMENT FEES

The Trust pays the Manager, Sprott Asset Management LP, a monthly management fee equal to 1/12 of 0.50% of the value of the net assets of the Trust (determined in accordance with the trust agreement), plus any applicable Canadian taxes. The management fee is calculated and accrued daily and payable monthly in arrears on the last day of each month. For the period from January 1, 2015 to March 31, 2015, the Trust incurred management fees of $238,789 (not including applicable Canadian taxes) compared to $295,383 for the same period in 2014.

Financial Highlights

The following tables show selected key financial information about the Trust and are intended to help you understand the Trust’s financial performance for the three month period ended March 31, 2015 and for the years shown.

Net assets per unit1

	For the three months ended March 31, 2015 $	For the year ended December 31, 2014 $	For the year ended December 31, 2013 $	For the period ended December 31, 2012[3] $
Net assets per unit, beginning of period	8.83	8.85	9.35	10.00
Increase (decrease) from operations[2]:
Total revenue	—	—	—	—
Total expenses	(0.02)	(0.10)	(0.08)	(0.01)
Realized losses for the period	(0.05)	(0.08)	—	—
Unrealized gains (losses) for the period	(0.53)	0.16	(0.41)	(0.12)
Total decrease from operations	(0.60)	(0.02)	(0.49)	(0.13)
Net assets per unit, end of period	8.21	8.83	8.85	9.35

(1)                      This information is derived from the Trust’s financial statements.

(2)                      Net assets per unit is calculated based on the actual number of units outstanding at the relevant time. The increase/decrease from operations is based on the weighted average number of units outstanding over the period shown. This table is not intended to be a reconciliation of the beginning to ending net assets per unit.

(3)                     For the period from December 19, 2012 (the Trust’s initial public offering) to December 31, 2012.

Ratios and Supplemental Data

	March 31, 2015	December 31, 2014	December 31, 2013	December 31, 2012
Total net asset value (000’s)[1]	$175,872	$209,992	$246,574	$261,917
Number of Units outstanding[1]	21,426,403	23,792,626	27,863,450	28,000,000
Management expense ratio[2]	0.95%	1.04%	0.81%	0.90%
Trading expense ratio[3]	Nil	Nil	Nil	Nil
Portfolio turnover rate[4]	Nil	Nil	Nil	Nil
Net asset value per Unit	$8.21	$8.83	$8.85	$9.35
Closing market price — NYSE Arca	$8.05	$8.65	$8.68	$9.99
Closing market price — TSX	$8.01	$8.68	$8.57	$9.95

(1)                      This information is provided as at the date shown, as applicable.

(2)                      Management expense ratio (“MER”) for the periods are based on total expenses (including applicable Canadian taxes and excluding commissions and other portfolio transaction costs) for the stated period and are expressed as annualized percentages of daily average net asset value during the period.

(3)                     The trading expense ratio represents total commissions and other portfolio transaction costs expressed as an annualized percentage of daily average net asset value during the period shown. Since there are no direct trading costs associated with physical bullion trades, the trading expense ratio is nil.

(4)                     The Trust’s portfolio turnover rate indicates how actively the Trust’s portfolio adviser trades its portfolio investments. A portfolio turnover rate of 100% is equivalent to the Trust buying and selling all of the securities in its portfolio once in the course of the year. The higher the Trust’s portfolio turnover rate in a year, the greater the chance of an investor receiving taxable capital gains in the year. There is not necessarily a relationship between a high turnover rate and the performance of the Trust.

Past Performance

The indicated rates of return are the historical total returns including changes in unit values and assume reinvestment of all distributions in additional units of the Trust. These returns do not take into account sales, redemption, distribution or optional charges or income taxes payable by any unitholder that may reduce returns. Please note that past performance is not indicative of future performance. All rates of returns are calculated based on the Net Asset Value of the units of the Trust.

Year-by-Year Returns

The bar chart below indicates the performance of the Trust units for the period from January 1, 2015 to March 31, 2015 (not annualized), and for the years shown. The chart shows, in percentage terms, how much an investment made on the first day of each period would have grown or decreased by the last day of each period.

*                                         Return for the period from December 19, 2012 to December 31, 2012 (not annualized).

Summary of Investment Portfolio

As of March 31, 2015

	Ounces	Fair Value per ounce $	Cost $	Fair Value $	% of Net Asset Value %
Physical platinum bullion	62,106	1,142.50	98,952,056	70,955,984	40.3
Physical palladium bullion	141,819	736.15	98,953,341	104,400,152	59.4
Cash				717,936	0.4
Other Net Liabilities				(202,119)	(0.1)
Total Net Asset Value				175,871,953	100.0

This summary of investment portfolio may change due to the ongoing portfolio transactions of the Trust.

Sprott Physical Platinum and Palladium Trust

Unaudited interim financial statements

March 31, 2015

Sprott Physical Platinum and Palladium Trust

Unaudited statements of comprehensive income (loss)

(in U.S. dollars, except unit amounts)

	For the three months ended March 31, 2015	For the three months ended March 31, 2014
	$	$
Income
Net realized losses on redemptions/sales of bullion	(1,142,836)	(1,465,742)
Change in unrealized gains (losses) on bullion	(11,664,222)	15,123,171
	(12,807,058)	13,657,429

Expenses
Management fees (note 8)	238,789	295,383
Bullion storage fees	86,582	105,816
Listing and regulatory filing fees	16,913	29,908
Sales tax	21,801	29,403
Unitholder reporting costs	23,876	18,534
Audit fees	26,412	26,027
Legal fees	21,109	13,260
Administrative fees	15,961	16,462
Independent Review Committee fees	1,136	1,925
Trustee fees	1,250	1,233
Custodial fees	91	164
Net foreign exchange (gains)	(7)	—
	453,913	538,115
Net income (loss) and comprehensive income (loss)	(13,260,971)	13,119,314
Weighted average number of units	22,211,052	26,003,156
Increase (decrease) in total equity from operations per Unit	(0.60)	0.50

The accompanying notes are an integral part of these financial statements.

On behalf of the Manager, Sprott Asset Management LP,

by its General Partner, Sprott Asset Management GP Inc.:

John Wilson	Steven Rostowsky
Director	Director

Sprott Physical Platinum and Palladium Trust

Unaudited statements of financial position

(in U.S. dollars)

	As at March 31, 2015	As at December 31, 2014
	$	$

Assets
Current assets
Cash	717,936	—
Platinum bullion	70,955,984	83,808,509
Palladium bullion	104,400,152	126,393,297
Total assets	176,074,072	210,201,806

Liabilities
Current liabilities
Bank indebtedness	—	37,031
Accounts payable	202,119	173,173
Total liabilities	202,119	210,204

Equity
Unitholders’ capital	214,264,030	237,926,260
Unit premium and reserves	681	681
Retained earnings (deficit)	(23,259,285)	(12,801,866)
Underwriting commissions and issue expenses	(15,133,473)	(15,133,473)
Total equity (note 7)	175,871,953	209,991,602

Total liabilities and equity	176,074,072	210,201,806

Total equity per Unit	8.21	8.83

The accompanying notes are an integral part of these financial statements.

Sprott Physical Platinum and Palladium Trust

Unaudited statements of changes in equity

(in U.S. dollars, except unit amounts)

For the three months ended March 31, 2015 and 2014

	Number of Units Outstanding	Unitholders’ Capital	Retained Earnings (Deficit)	Underwriting Commissions and Issue Expenses	Unit Premiums and Reserves	Total Equity
		$	$	$	$	$

Balance at January 1, 2014	27,863,450	278,634,500	(16,927,276)	(15,133,473)	681	246,574,432
Proceeds from issuance of Units (note 7)	—	—	—	—	—	—
Cost of redemption of Units (note 7)	(2,561,863)	(25,618,630)	3,073,172	—	—	(22,545,458)
Net income for the period	—	—	13,119,314	—	—	13,119,314
Underwriting commissions and issue expenses	—	—	—	—	—	—
Balance at March 31, 2014	25,301,587	253,015,870	(734,790)	(15,133,473)	681	237,148,288
Balance at January 1, 2015	23,792,626	237,926,260	(12,801,866)	(15,133,473)	681	209,991,602
Proceeds from issuance of Units (note 7)	—	—	—	—	—	—
Cost of redemption of Units (note 7)	(2,366,223)	(23,662,230)	2,803,552	—	—	(20,858,678)
Net loss for the period	—	—	(13,260,971)	—	—	(13,260,971)
Underwriting commissions and issue expenses	—	—	—	—	—	—
Balance at March 31, 2015	21,426,403	214,264,030	(23,259,285)	(15,133,473)	681	175,871,953

The accompanying notes are an integral part of these financial statements.

Sprott Physical Platinum and Palladium Trust

Unaudited statements of cash flows

(in U.S. dollars)

	For the three months ended March 31, 2015	For the three months ended March 31, 2014
	$	$

Cash flows from operating activities
Net income (loss) for the period	(13,260,971)	13,119,314
Adjustment to reconcile net income (loss) for the period to net cash from operating activities
Realized losses on redemptions of bullion	1,142,836	1,465,742
Unrealized (gains) losses on bullion	11,664,222	(15,123,171)
Net changes in operating assets and liabilities
Increase in accounts payable	28,946	185,153
Net cash provided by (used in) operating activities	(424,967)	(352,962)

Cash flows from investing activities
Sales of bullion	1,186,825	—
Net cash provided by (used in) investing activities	1,186,825	—

Cash flows from financing activities
Payments on redemption of Units (note 7)	(6,891)	(16,100)
Net cash used in financing activities	(6,891)	(16,100)

Net increase (decrease) in cash during the period	754,967	(369,062)
Cash (bank indebtedness) at beginning of period	(37,031)	394,488
Cash at end of period	717,936	25,426

The accompanying notes are an integral part of these financial statements.

Sprott Physical Platinum and Palladium Trust

Notes to financial statements — Trust specific information (unaudited) March 31, 2015

Financial Risk Management (note 6)

Investment Objective

The investment objective of the Trust is to seek to provide a convenient and exchange-traded investment alternative for investors interested in holding physical platinum and palladium bullion without the inconvenience that is typical of a direct investment in physical bullion. The Trust invests and intends to continue to invest primarily in long-term holdings of unencumbered, fully allocated, physical platinum and palladium bullion and does not speculate with regard to short-term changes in platinum and palladium prices. The Trust has only purchased and expects only to own “Good Delivery Bars” as defined by the London Platinum and Palladium Market (“LPPM”), with each bar purchased being verified against the LPPM source.

Significant risks that are relevant to the Trust are discussed here. General information on risks and risk management is described in Note 6.

Market Risk

a) Other Price Risk

If the market value of each of platinum and palladium bullion increased by 1%, with all other variables held constant, this would have increased total equity and comprehensive income by approximately $1.8 million (December 31, 2014: $2.1 million); conversely, if the value of each of platinum and palladium bullion decreased by 1%, this would have decreased total equity and comprehensive income by the same amount.

b) Currency Risk

As at March 31, 2015, approximately $90,000 (December 31, 2014: $110,000) of the Trust’s liabilities were denominated in Canadian dollars.

Concentration Risk

The Trust’s risk is concentrated in physical platinum and palladium bullion, whose values constitute 40.3% and 59.4% of total equity respectively as at March 31, 2015 (December 31, 2014: 39.9% and 60.2%).

Management fees (note 11)

The Trust pays the Manager a monthly management fee equal to 1/12 of 0.50% of the value of net assets of the Trust (determined in accordance with the Trust Agreement) plus any applicable Canadian taxes, calculated and accrued daily and payable monthly in arrears on the last day of each month.

Related Party Disclosures (note 8)

There have been no other transactions between the Trust and its related parties during the reporting period, other than management fees as discussed above.

Sprott Physical Bullion Trusts

Generic Notes to Financial Statements (unaudited) March 31, 2015

1.              Organization of the Trusts

Sprott Physical Gold Trust, Sprott Physical Silver Trust and Sprott Physical Platinum and Palladium Trust (collectively, the “Trusts” and each a “Trust”) are closed-end mutual fund trusts created under the laws of the Province of Ontario, Canada, pursuant to trust agreements. Sprott Asset Management LP (the “Manager”) acts as the manager of the Trusts. RBC Investor Services Trust, a trust company organized under the laws of Canada, acts as the trustee of the Trusts. RBC Investor Services Trust also acts as custodian on behalf of the Trusts for the Trusts’ assets other than physical bullion. The Royal Canadian Mint acts as custodian on behalf of the Trusts for the physical bullion owned by the Trusts. The Trusts’ registered office is located at Suite 2700, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada, M5J 2J1.

The Trusts are authorized to issue an unlimited number of redeemable, transferable trust units (the “Units”). All issued Units have no par value, are fully paid for, and are listed and traded on the New York Stock Exchange Arca (the “NYSE Arca”) and the Toronto Stock Exchange (the “TSX”). The date of inception and trading symbols of each of the Trusts is as follows:

Trust	Trust Agreement date	Initial Public Offering date	NYSE Arca and TSX symbols, respectively
Sprott Physical Gold Trust	August 28, 2009, as amended and restated as of December 7, 2009 and as further amended and restated as of February 1, 2010	March 3, 2010	PHYS, PHY.U

Sprott Physical Silver Trust	June 30, 2010, as amended and restated as of October 1, 2010	October 28, 2010	PSLV, PHS.U

Sprott Physical Platinum and Palladium Trust	December 23, 2011, as amended and restated as of June 6, 2012	December 19, 2012	SPPP, PPT.U

The Statements of Financial Position of each of the Trusts are as at March 31, 2015 and March 31, 2014. The Statements of Comprehensive Income, Statements of Changes in Equity and Statements of Cash Flows for each Trust are for the three month periods ended March 31, 2015 and 2014.

These financial statements were authorized for issue by the Manager on May 11, 2015.

2. Basis of Preparation

These financial statements have been prepared in compliance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting as published by the International Accounting Standards Board (“IASB”) and include estimates and assumptions made by the Manager that may affect the reported amounts of assets, liabilities, income, expenses and the reported amounts of changes in Net Assets during the reporting period. Actual results could differ from those estimates.

The financial statements have been prepared on a going concern basis using the historical cost convention, except for physical bullion and financial assets and financial liabilities held at fair value through profit or loss, that have been measured at fair value.

The financial statements are presented in U.S. dollars and all values are rounded to the nearest dollar unless otherwise indicated.

Sprott Physical Bullion Trusts

Generic Notes to Financial Statements (unaudited) March 31, 2015

3. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Trusts:

Physical bullion

Investments in physical bullion are measured at fair value determined by reference to published price quotations, with unrealized and realized gains and losses recorded in income based on the International Accounting Standards 40 Investment Property fair value model as IAS 40 is the most relevant standard to apply. Investment transactions in physical bullion are accounted for on the business day following the date the order to buy or sell is executed. Realized and unrealized gains and losses of holdings are calculated on an average cost basis.

Other assets and liabilities

Other assets and liabilities are recognized at fair value upon initial recognition.  Other assets such as due to broker, and income receivables are classified as loans and receivables and measured at amortized cost.  Other financial liabilities are measured at amortized cost.

Income taxes

In each taxation year, the Trusts will be subject to income tax on taxable income earned during the year, including net realized taxable capital gains. However, the Trusts intend to distribute their taxable income to unitholders at the end of every fiscal year and therefore the Trusts themselves would not have any income tax liability.

Functional and presentation currency

Each Trust’s functional and presentation currency is the U.S. Dollar. The Trusts’ performance is evaluated and its liquidity is managed in U.S. Dollars. Therefore, the U.S. Dollar is considered as the currency that most faithfully represents the economic effects of the underlying transactions, events and conditions.

Standards issued but not yet effective

Standards issued but not yet effective up to the date of issuance of the Trusts’ financial statements are listed below.  The Trusts intend to adopt applicable standards when they become effective.

IFRS 9, Financial Instruments - Classification and Measurement (“IFRS 9”): In July 2014, the IASB issued the final version of IFRS 9, bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 and all previous versions of IFRS 9. IFRS 9 introduces a logical, single classification and measurement approach for financial assets that reflects the business model in which they are managed and their cash flow characteristics. Built upon this is a forward-looking expected credit loss model that will result in more timely recognition of loan losses and is a single model that is applicable to all financial instruments subject to impairment accounting. In addition, IFRS 9 also removes the volatility in profit or loss that was caused by changes in the credit risk of liabilities elected to be measured at fair value, such that gains caused by the deterioration of an entity’s own credit risk on such liabilities are no longer recognized in profit or loss. IFRS 9 also includes an improved hedge accounting model to better link the economics of risk management with its accounting treatment. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. In addition, the own credit changes can be early applied in isolation without otherwise changing the accounting for financial instruments.  The Trusts are in the process of assessing the impact of IFRS 9.

4. Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to use judgment in applying its accounting policies and to make estimates and assumptions about the future. The following discusses the most significant accounting judgments and estimates that the Trusts have made in preparing the financial statements:

Sprott Physical Bullion Trusts

Generic Notes to Financial Statements (unaudited) March 31, 2015

Estimation Uncertainty

For tax purposes, the Trusts generally treats gains from the disposition of bullion as capital gains, rather than income, as the Trusts intend to be long-term passive holders of bullion, and generally dispose of their holdings in bullion only for the purposes of meeting redemptions and to pay expenses. The Canada Revenue Agency has, however, expressed its opinion that gains (or losses) of mutual fund trusts resulting from transactions in commodities should generally be treated for tax purposes as ordinary income rather than as capital gains, although the treatment in each particular case remains a question of fact to be determined having regard to all the circumstances.

The Trusts based their assumptions and estimates on parameters available when the financial statements were prepared. However, existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Trusts. Such changes are reflected in the assumptions when they occur.

5. Fair Value Measurements

The Trusts use a three-tier hierarchy as a framework for disclosing fair value based on inputs used to value their investments. The fair value hierarchy has the following levels:

Level 1        Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Trusts have the ability to access at the measurement date;

Level 2        Quoted prices which are not active, or inputs that are observable (either directly or indirectly) for substantially the full term of the asset or liability; and

Level 3        Prices, inputs or complex modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

Physical bullion is measured at fair value. The fair value measurement of all bullion falls within Level 1 of the hierarchy, and is based on published price quotations. All fair value measurements are recurring. The carrying values of cash, accounts receivable and accounts payable approximates their fair values due to their short-term nature.

6. Financial Risk and Management Objectives and Policies

Introduction

The Trusts’ objective in managing risk is the creation and protection of unitholder value. Risk is inherent in the Trusts’ activities, but it is managed through a process of ongoing identification, measurement and monitoring, subject to risk limits and other controls. The Trusts have investment guidelines that set out their overall business strategies, their tolerance for risk and their general risk management philosophy, as set out in each Trust’s offering documents. The Trusts’ Manager is responsible for identifying and controlling risks. The Trusts are exposed to market risk (which includes price risk, interest rate risk and currency risk), credit risk, liquidity risk and concentration risk arising from the bullion that they hold. Only certain risks of the Trusts are actively managed by the Manager, as the Trusts are passive investment vehicles. Significant risks that are relevant to the Trusts are discussed below. Refer to the Notes to financial statements — Trust specific information of each Trust for specific risk disclosures.

Price risk

Price risk arises from the possibility that changes in the market price of each Trust’s investments, which consist almost entirely of bullion, will result in changes in fair value of such investments.

Sprott Physical Bullion Trusts

Generic Notes to Financial Statements (unaudited) March 31, 2015

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. The Trusts do not hedge their exposure to interest rate risk as that risk is minimal.

Currency risk

Currency risk arises from the possibility that changes in the price of foreign currencies will result in changes in carrying value. Each Trust’s assets, substantially all of which consist of an investment in bullion, are priced in U.S. dollars. Some of the Trusts’ expenses are payable in Canadian dollars. Therefore, the Trusts are exposed to currency risk, as the value of its liabilities denominated in Canadian dollars will fluctuate due to changes in exchange rates. Most of such liabilities, however, are short term in nature and are not significant in relation to the net assets of the Trusts, and, as such, exposure to foreign exchange risk is limited. The Trusts do not enter into currency hedging transactions.

Credit risk

Credit risk arises from the potential that counterparties will fail to satisfy their obligations as they come due. The Trusts primarily incur credit risk when entering into and settling bullion transactions. It is each Trust’s policy to only transact with reputable counterparties. The Manager closely monitors the creditworthiness of the Trusts’ counterparties, such as bullion dealers, by reviewing their financial statements when available, regulatory notices and press releases. The Trusts seeks to minimize credit risk relating to unsettled transactions in bullion by only engaging in transactions with bullion dealers with high creditworthiness. The risk of default is considered minimal, as payment for bullion is only made against the receipt of the bullion by the custodian.

Liquidity risk

Liquidity risk is defined as the risk that the Trusts will encounter difficulty in meeting obligations associated with financial liabilities and redemptions. Liquidity risk arises because of the possibility that the Trusts could be required to pay their liabilities earlier than expected. The Trusts are also subject to redemptions for both cash and bullion on a regular basis. The Trusts manage their obligation to redeem units when required to do so and its overall liquidity risk by only allowing for redemptions monthly, which require 15-day advance notice to the Trusts. Each Trust’s liquidity risk is minimal, since their primary investment is physical bullion, which trades in a highly liquid market. All of the Trusts’ financial liabilities, including due to brokers, accounts payable and management fees payables have maturities of less than three months.

Concentration risk

Each Trust’s risk is concentrated in physical bullion.

7. Unitholders’ Capital

The Trusts are authorized to issue an unlimited number of redeemable, transferrable Trust Units in one or more classes and series of Units. The Trusts’ capital is represented by the issued, redeemable, transferable Trust Units. Quantitative information about the Trusts’ capital is provided in their statements of changes in equity. Under the trust agreements of each Trust, Units may be redeemed at the option of the unitholder on a monthly basis for physical bullion or cash. Units redeemed for physical bullion will be entitled to a redemption price equal to 100% of the NAV of the redeemed Units on the last business day of the month in which the redemption request is processed. A unitholder redeeming Units for physical bullion will be responsible for expenses in connection with effecting the redemption and applicable delivery expenses, including the handling of the notice of redemption, the delivery of the physical bullion for Units that are being redeemed and the applicable bullion storage in-and-out fees. Units redeemed for cash will be entitled to a redemption price equal to 95% of the lesser of (i) the volume-weighted average trading price of the Units traded on the NYSE Arca, or, if trading has been suspended on the NYSE Arca, on the TSX for the last five business days of the month in which the redemption request is processed and (ii) the NAV of the redeemed Units as of 4:00 p.m., Eastern Standard time, on the last business day of the month in which the redemption request is processed.

Sprott Physical Bullion Trusts

Generic Notes to Financial Statements (unaudited) March 31, 2015

When Units are redeemed and cancelled and the cost of such Units is either above or below their stated or assigned value, the unitholders’ capital is reduced by an amount equal to the stated or assigned value of the Units. The difference between the redemption price and the stated or assigned values of the Units is allocated to the Unit premiums and reserves account (equal to the 5% reduction to the redemption price for Units redeemed for cash as described above) and the retained earnings account based on the allocated portion attributable to the redemption.

The Trusts’ units are classified as equity on the Statements of Financial Position, since the Trusts’ units meet the criteria in IAS 32, Financial Instruments: Presentation (“IAS 32”) for classification as equity.

Net Asset Value

Net Asset Value (“NAV”) is defined as a Trust’s net assets (fair value of total assets less fair value of total liabilities, excluding all liabilities represented by outstanding Units, if any) calculated using the value of physical gold bullion based on the end-of-day price provided by a widely recognized pricing service.

Capital management

As a result of the ability to issue, repurchase and resell Units of the Trusts, the capital of the Trusts as represented by the Unitholders’ capital in the statement of financial position can vary depending on the demand for redemptions and subscriptions to the Trusts. The Trusts are not subject to externally imposed capital requirements and have no legal restrictions on the issue, repurchase or resale of redeemable Units beyond those included in their trust agreements. The Trusts may not issue additional Units except (i) if the net proceeds per Unit to be received by the Trusts are not less than 100% of the most recently calculated NAV immediately prior to, or upon, the determination of the pricing of such issuance or (ii) by way of Unit distribution in connection with an income distribution.

The Trusts’ objectives for managing capital are:

•                  To invest and hold substantially all of its assets in physical bullion; and

•                  To maintain sufficient liquidity to meet the expenses of each Trust, and to meet redemption requests as they arise.

Refer to “Financial risk management objectives and policies” (Note 6) for the policies and procedures applied by the Trusts in managing their capital.

8. Related Party Disclosures

Management Fees

The Trusts pay the Manager a monthly management fee, calculated and accrued daily and payable monthly in arrears on the last day of each month. Management fees are unique to each Trust and are subject to applicable taxes.

9. Independent Review Committee (“IRC”)

In accordance with National Instrument 81-107, Independent Review Committee for Investment Funds (“NI 81-107”), the Manager has established an IRC for a number of funds managed by it, including the Trusts. The mandate of the IRC is to consider and provide recommendations to the Manager on conflicts of interest to which the Manager is subject when managing certain funds, including the Trusts. The IRC is composed of three individuals, each of whom is independent of the Manager and all funds managed by the Manager, including the Trusts. Each fund subject to IRC oversight pays a share of the IRC member fees, costs and other fees in connection with operation of the IRC. The IRC reports annually to unitholders of the funds subject to its oversight on its activities, as required by NI 81-107.

Sprott Physical Bullion Trusts

Generic Notes to Financial Statements (unaudited) March 31, 2015

10. Sharing Arrangements

In addition to paying for the cost of brokerage services in respect of securities transactions, commissions paid to certain brokers may also cover research services provided to the portfolio manager. There were no such sharing arrangements for the three month periods ended March 31, 2015 and 2014.

11. Personnel

The Trusts did not employ any personnel during the period, as its affairs were administered by the personnel of the Manager and/or the Trustee, as applicable.

12. Events After the Reporting Period

There were no material events after the reporting period.

Corporate Information

Head Office

Sprott Physical Platinum and Palladium Trust

Royal Bank Plaza, South Tower

200 Bay Street

Suite 2700, PO Box 27

Toronto, Ontario M5J 2J1

Telephone: (416) 203-2310

Toll Free: (877) 403-2310

Email: ir@sprott.com

Auditors

Ernst & Young LLP

Ernst & Young Tower

P.O. Box 251, 222 Bay Street

Toronto-Dominion Centre

Toronto, Ontario M5K 1J7

Legal Counsel

Baker & McKenzie LLP

Brookfield Place

Bay Wellington Tower

181 Bay Street, Suite 2100

Toronto, Ontario Canada M5J 2T3

Seward & Kissel LLP

901 K Street N.W., 8th Floor

Washington, DC 20001